UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             (Amendment No.________)


                               National Coal Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   632381 10 9
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                                 (CUSIP Number)


                                     Jon Nix
                              3127 Keller Bend Road
                               Knoxville, TN 37922

--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                November 30, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]


                         (Continued on following pages)

CUSIP NO. 632381 10 9             SCHEDULE 13D                       PAGE 2 OF 5

    ------------- --------------------------------------------------------------
    1             NAME OF REPORTING PERSONS
                  S.S OR I.R.S. IDENTIFICATION NOS. OF  ABOVE PERSONS

                  Jenco Capital Corporation
    ------------- --------------------------------------------------------------
    2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]


                                                                      (b) [X]
    ------------- --------------------------------------------------------------
    3             SEC USE ONLY

    ------------- --------------------------------------------------------------
    4             SOURCE OF FUNDS   OO

    ------------- --------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          [ ]

    ------------- --------------------------------------------------------------
    6             CITIZENSHIP OR PLACE OF ORGANIZATION

                  Tennessee

    ------------- --------------------------------------------------------------
      NUMBER OF   7          SOLE VOTING POWER

       SHARES                         -8,844,555- (See Response to Item 5).
                  ---------- ---------------------------------------------------
    BENEFICIALLY  8          SHARED VOTING POWER

      OWNED BY                        -0- (See Response to Item 5).
                  ---------- ---------------------------------------------------
        EACH      9          SOLE DISPOSITIVE POWER

      REPORTING                       -8,844,555- (See Response to Item 5).
                  ---------- ---------------------------------------------------
       PERSON     10         SHARED DISPOSITIVE POWER

        WITH                          -0- (See Response to Item 5).
    ------------- --------------------------------------------------------------
    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,844,555         (See Response to Item 5.)
    ------------- --------------------------------------------------------------
    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*
                                                                          [ ]

    ------------- --------------------------------------------------------------
    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.8% (See Response to Item 5.)
    ------------- --------------------------------------------------------------
    14            TYPE OF REPORTING PERSON*
                  CO

    ------------- --------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of National Coal Corp., a Florida corporation, formerly known as Southern Group International, Inc. (the "Company" or the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The address of the principal executive offices of the Company is 8915 George Williams Road, Knoxville, Tennessee 37923.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This Statement is hereby filed by Jenco Capital Corporation (the "Reporting Person"), a corporation organized under the laws of the State of Tennessee. The Reporting Person is principally engaged in investing. The Reporting Person's principal executive office is located at 3127 Keller Bend Road, Knoxville, Tennessee 37922. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On November 30, 2004, Jenco Capital Corporation exercised an option, assigned from Jon Nix on the same date, to purchase 5,000,000 shares of the Company's Common Stock from Farrald and Arlene Belote at an exercise price of $0.20 per share ("First Option"), and a second option, assigned from Jon Nix on the same date, to purchase 1,800,000 shares of the Company's Common Stock from Farrald and Arlene Belote at an exercise price of $0.55 per share and 144,555 shares of the Company's Common Stock at an exercise price of $0.65 per share ("Second Option"), using funds borrowed from Crestview Capital Master Fund, LLC pursuant to a short-term loan. The loan matured on December 10, 2004 and had an interest rate of 1%.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Reporting Person purchased the securities to acquire an increased ownership interest in the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person beneficially owns of 8,844,555 shares of the Company's Common Stock, or approximately 16.8% of the Company's Common Stock based on a total of 52,706,515 shares of the Company's Common Stock outstanding as of November 4, 2004.

(b) The Reporting Person has the sole power to vote or direct the vote and dispose or direct the disposition of 8,844,555 shares of the Company's Common Stock.

(c) Other than the purchase of the shares pursuant to the exercise of options reported in Item 3 above, the Reporting Person has not engaged in any transactions in the Company's Common Stock during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The First Option provided for the purchase of 5,000,000 shares of the Company's Common Stock, at an exercise price of $0.20 per share, exercisable on June 1, 2004 and expiring on March 31, 2005. The Second Option provided for the purchase of 1,944,555 shares of the Company's Common Stock, at an exercise price of $0.55 per share for the first 1,800,000 shares of the Company's Common Stock and $0.65 per share for the remaining 144,555 shares of the Company's Common Stock, exercisable on June 30, 2004 and expiring on November 30, 2004.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    February 9, 2005




                                   /S/ JON E. NIX
                                   -----------------------
                                   Jon E. Nix